                                                                 File No. 40-364

                       SECURITIES AND EXCHANGE COMMISSION
                                  FORM U-6B-2
                          CERTIFICATE OF NOTIFICATION
                 COLUMBIA GAS TRANSMISSION CORPORATION ("TCO")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act.

1.   Type of Securities - Short-Term Mortgage Bonds and Long-Term Mortgage
     Bonds.

2.   Issue, renewal or guaranty - New issue.

3.   Principal amount - See Schedule 1.

4.   Rate of interest - See Schedule 1.

5.   Date of issue renewal or guaranty - as indicated on Schedule 1.

6.   Not Applicable.

7.   Date of maturity - See Schedule 1.

8.   Issued to The Columbia Gas System, Inc.

9. Collateral given with each Security - Substantially all of the property of TCO.

10. Consideration received: The Mortgage Bonds listed on Schedule 1 were issued in consideration of the settlement of claims by The Columbia Gas System, Inc. under secured First Mortgage Bonds pursuant to TCO's Plan of Reorganization which became effective on November 28, 1995. Cash was received for subsequent short term First Mortgage Bonds issued. The maximum amount of cash received subsequent to November 28, 1995 was $104,500,000.

11. Application of Proceeds - Settlement of bankruptcy claims and corporate funds for use in ordinary course of business.

12.  Issue, renewal or guaranty exempt under (c) Rule 52.

13.  Not Applicable.
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14.  Not Applicable.

15.  Exempt from provisions of Section 6(a) under Rule 52.


                                    COLUMBIA GAS TRANSMISSION CORPORATION



Date:  February 5, 1996                  By:   /s/ L. J. Bainter
                                              ---------------------------------
                                               L. J. Bainter, Vice President




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                                                                     Form U-6B-2
                                                                      Schedule 1



                     COLUMBIA GAS TRANSMISSION CORPORATION
               PERIOD FROM NOVEMBER 28, 1995 TO DECEMBER 31, 1995

             Aggregate Amount
          Issued Under Exemption
            During Period from
           November 28, 1995 to                        Maximum Amount
             December 31, 1995                          During Period
    --------------------------------                  ------------------
                 Long-Term                               Short-Term           Interest       Maturity
                Mortgage Bonds                         Mortgage Bonds           Rate            Date
    --------------------------------                  ------------------      --------       ---------
 Series A                      N/A                      $111,744,717             *               **
 Series G                 $129,000,000                      N/A                6.39%         11/28/2000
 Series H                 $128,500,000                      N/A                6.61%         11/28/2002
 Series F                 $128,500,000                      N/A                6.80%         11/28/2005
 Series J                 $128,500,000                      N/A                7.05%         11/28/2007
 Series K                 $128,500,000                      N/A                7.32%         11/28/2010
 Series L                 $128,500,000                      N/A                7.42%         11/28/2015
 Series M                 $128,500,000                      N/A                7.62%         11/28/2025

*    Interest Rate = 6.46% to 8.75%
**   Maturity Date = 4/30/96